UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

3M COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

File No. 1-3285	41-0417775
(Commission File Number)	(IRS Employer Identification No.)

3M Center, St. Paul, Minnesota	55144-1000
(Address of Principal Executive Offices)	(Zip Code)

Debora Fronczak, Vice President

3M Strategic Sourcing & Packaging Solutions

(651) 733-1110

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 — Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report (“Form SD”) for 3M Company (“3M,” “Company,” “we,” “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2017.

Conflict Minerals are defined by the Securities and Exchange Commission (“SEC”) as cassiterite, columbite-tantalite, wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively “3TG”).  During calendar year 2017, 3M manufactured and contracted to manufacture products in which 3TG were necessary to the functionality or production of those products.

3M therefore conducted a “reasonable country of origin inquiry” (“RCOI”) to determine whether any of those minerals: (1) originated in the Democratic Republic of Congo (“DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (together, the “Covered Countries”); or (2) are from recycled or scrap sources.

A.            Introduction:

1.              3M’s Business: 3M is a diversified technology company with a global presence in the following businesses:  Industrial; Safety and Graphics; Health Care; Electronics and Energy; and Consumer.  3M is among the leading manufacturers of products for many of the markets it serves.  These businesses have worldwide responsibility for virtually all 3M product lines.

2.              3M Supply Chains:  3M supply chains are complex, including thousands of suppliers spread over different tiers in those chains.  Supplied materials are used in products serving numerous industry sectors.  3M is typically many tiers removed from smelters or refiners that would have information on mines supplying 3TG.  Moreover, to the extent 3TG are present in 3M products the content may be at trace levels.  Supply chains have significantly improved their capacity to obtain and transmit smelter identities as compared to the first year that 3M conducted its 3TG supplier inquiry which reflects in part the value of the Responsible Minerals Initiative (“RMI”), formerly the Conflict Free Sourcing Initiative (“CFSI”), in building cross-industry collaboration, due diligence guidance and common supplier inquiry templates that support a more robust infrastructure for multi-tier supply chain inquiry. Still, obtaining information regarding smelters, refiners and mine locations remains challenging.  Challenges include delayed supplier responses, incomplete or inconsistent data, and in some cases the need for extensive supplier follow-up.

3.              3M’s Conflict Minerals Policy: 3M first adopted a Conflict Minerals Policy (“Policy”) in 2011.  The Policy applies to all 3M suppliers.  It was last updated in 2017 and is available on the 3M Supplier Direct website (https://www.3m.com/3M/en_US/suppliers-direct/supplier-requirements/conflict-minerals/) along with other information on 3M’s conflict minerals program. 3M is committed to responsible sourcing of 3TG using the Organisation for Economic Cooperation and Development (“OECD”) Guidance, so as not to support conflict or human rights abuses in the Covered Countries, while avoiding de facto embargoes. This position is consistent with 3M’s Human Rights Policy Statement

(http://multimedia.3m.com/mws/media/1029705O/human-rights-policy.pdf) and 3M’s respect for human rights within our own operations and our supply chains, as well as United Nations Guiding Principles for Business and Human Rights.  The 3M Conflict Minerals Policy forms the basis for 3M’s conflict minerals program, and its requirements are communicated to 3M’s suppliers through annual outreach, educational bulletins, and contract terms.

4.              3M’s Participation in Cross-Industry Efforts. As a downstream company that does not typically contract directly with 3TG smelters or refiners, 3M routinely collaborates with others in the industry through participation in RMI.  RMI is a broad-based initiative that develops control systems regarding smelters and refiners through independently validated audits under RMI’s Responsible Minerals Assurance Process (“RMAP”), formerly the Conflict Free Smelter Program (“CFSP”).  According to the RMI website, over 360 companies and associations across ten different industries participate in RMI.  RMI also engages with a wide variety of organizations to discuss emerging issues, best practices and work on addressing shared challenges.  In furtherance of our commitment to industry collaborative controls, and in particular the RMAP program, 3M was one of the early donors to the RMI (formerly CFSI) Initial Audit Fund to provide financial assistance to smelters for their first-year audit.  The Fund is intended to eliminate barriers to smelter participation in the RMAP.   3M has been a member of RMI since 2011 and was an active member of RMI throughout 2017.  Members of 3M’s Conflict Minerals Steering team participated in the RMI Due Diligence Practices Team, Plenary Team and the RMI Smelter Engagement Team in 2017.   3M also encouraged suppliers, smelters and refiners to participate in RMI to expand common due diligence efforts.

B.            Description of RCOI:

1.              RCOI Elements:  The elements of 3M’s RCOI are identification and prioritization of suppliers, supplier data collection, and an assessment of supplier data to determine whether further due diligence was required.

2.              Prioritized Supplier Inquiry:  In view of 3M’s complex and extensive supply chains, 3M determined that a reasonably designed and good faith inquiry should focus on higher priority suppliers consistent with RMI’s Five Practical Steps to Support SEC Conflict Minerals Disclosure.  3M designated over 50 employees globally as “Conflict Minerals Advisors” (“CMAs”).  The CMAs and many other knowledgeable 3M personnel identified products containing 3TG necessary to the functionality or production of those products (“Necessary 3TG”), including products from covered acquisitions.  This process resulted in many product families and individual products being screened out from further inquiry, as not containing Necessary 3TG.  Through the screening process, the CMAs and other 3M personnel determined to the best of their knowledge that the following product categories may contain Necessary 3TG:

•                  Electrical connectors, cables and cords, electronic chargers, controls, monitors and plated circuitry

•                  Products that include these and other electrical or electronic components

•                  Metallized films and tapes

•                  Some orthodontic products

•                  Certain personal protective eyewear and face shields

3M then prioritized its review of these products that may contain Necessary 3TG and the corresponding supply chains taking into account various factors such as estimated content of 3TG, type of mineral, amount of spend, the nature of the supply chain, and supplier location.

3.              Data Collection Via Web-Enabled Supplier Inquiry:   Once the relevant higher priority suppliers (“Supplier Group”) were identified, 3M asked the Supplier Group to provide information about the Necessary 3TG in their products based on responses to the industry standard RMI Conflict Minerals Reporting Template (“CMRT”). This request was made using 3M’s web-enabled Survey Tool.  That system issued three automatic follow-up reminders to those in the Supplier Group who had not responded to the information request.  Additional e-mail reminders were sent to those in the Supplier Group who had not responded, and follow-up phone calls were made with prioritized suppliers.  As part of these phone calls, 3M offered training to the supplier on topics including the importance of the information requested by 3M, the disclosure requirements of the US Dodd-Frank conflict minerals legislation, and how to attach the CMRT into the web-enabled Survey Tool. The CMRT has language selections in languages other than English, which assisted in encouraging supplier response.

4.              Data Validation.  3M conducted data validation on all submitted CMRTs, and retained all submitted CMRTs for recordkeeping purposes.  The goal of data validation is to increase the completeness and accuracy of the submissions and to identify any contradictory responses in the CMRT.  3M reviewed the responses to determine where further engagement with suppliers was warranted.  We considered untimely or incomplete responses as well as inconsistencies with the data reported in the CMRT in making this determination.  For any CMRT that was determined invalid based on this review, 3M worked directly with the supplier to clarify the information in the CMRT and/or request that the supplier provide a revised CMRT.  In this direct follow-up with suppliers, we offered training on how to enter CMRT information and/or on 3M’s expectations for CMRT information, as appropriate.

For suppliers that responded in their CMRTs that materials or goods they supplied to 3M did not contain Necessary 3TG, CMAs were asked to verify the responses.  For suppliers responding that materials contained necessary 3TG, if there were discrepancies in expected metal content, CMAs were contacted for additional information and potential follow-up with the supplier to clear the discrepancy. Where appropriate, 3M asked the supplier to submit a new CMRT or revised documentation after such follow-up.

For those suppliers that indicated in their CMRTs that they did not have certain aspects of a conflict minerals program, such as a conflict minerals policy or implementation of due diligence measures for conflict-free sourcing, the CMRTs were still considered valid; however, 3M sent educational bulletins to those suppliers, communicating its conflict minerals policy and 3M’s expectations that the supplier will develop a policy and due diligence management system, and help build capacity in the supply chain through their supplier inquiry so that they assist in the transition to RMI-conforming smelters or refiners (“SORs”).  The educational bulletin also directed the supplier to 3M’s conflict minerals webpage and guidance on the RMI website and encouraged the supplier to become a member of RMI.

With respect to data validation on SOR-related information listed in the submitted CMRTs, we compared the SOR names and SOR country locations provided in the suppliers’ submitted CMRTs to the SOR names and SOR country locations that are listed on the “smelter reference list” provided in the RMI-CMRT template form.

We validated whether any 3TG sourced from the Covered Countries is conflict-free based on the information provided by our Supplier Group, by RMI and similar gold refining industry auditing programs (London Bullion Market Association and Responsible Jewellery Council), through RMI RCOI data and by other information available on RMI’s website.

Based on the responses received to the Company’s RCOI, which included thousands of alleged SOR names, and information on SOR names, locations and associated countries of origin from the RMI-RCOI data set (to which we have access as a member of RMI), 3M compiled a list of 314 verified, unique SORs, including information regarding associated countries of origin. 3M performed due diligence on the SORs that were known or reasonably believed to have sourced from the Covered Countries or that had unknown sourcing as described in the attached Conflict Minerals Report.

C.            Results of RCOI

Downstream companies such as 3M are not likely to have direct information on the sources of minerals upstream of the SORs in their supply chains.  Instead, downstream companies rely on available information regarding SORs identified through supplier inquiry.  Accordingly, 3M reviewed supplier responses resulting from the inquiry described in Paragraphs B.3 and B.4 above as well as information from capacity-building interactions and efforts with suppliers to elicit responses and encourage development of conflict minerals programs.  These supplier responses and our capacity-building efforts affirmed information on supply chain maturity gathered through participation in the RMI program and other industry associations. 3M has received substantially more SOR names from the Supplier Group in recent years as compared to the beginning of the program, and as in prior years, our supplier response rate increased in 2017, which indicated significant progress in the multi-tiered supply chains’ capacity to pass 3TG-related inquiries and information on SORs up and down those supply chains.  As a downstream company typically several tiers from SORs, 3M relied on information from direct suppliers, many of them smaller and private companies.  The information 3M received on SOR names from direct suppliers suggested that these direct suppliers had made progress in building their conflict minerals programs and capacities to transmit conflict mineral information during 2017.

D.            Conclusion

Based on its RCOI 3M has reason to believe that a portion of its Necessary 3TG may have originated in the Covered Countries and has reason to believe that those Necessary 3TG may not be from recycled or scrap sources.  Accordingly, 3M conducted further due diligence on the source and chain of custody of Necessary 3TG contained in products supplied by the Supplier Group.  After conducting the due diligence described in the attached Conflict Minerals Report, 3M determined that based on SOR information provided by the Supplier Group and information available to 3M as a member of RMI, 20 SORs identified as sourcing from those Covered Countries have been validated as conformant to RMAP protocols.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934, 3M has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at https://www.3m.com/3M/en_US/suppliers-direct/supplier-requirements/conflict-minerals/.  The reference to 3M’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02                                           Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01                                           Exhibits

Exhibit 1.01 — Conflict Minerals Report for the period January 1 to December 31, 2017, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the duly authorized undersigned.

3M COMPANY

/s/ Jon Lindekugel	May 31, 2018

By: Jon Lindekugel	(Date)

Senior Vice President, Supply Chain